# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 19, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Anacor Pharmaceuticals, Inc.

### File No. 1-34973 - CF#30051

_____

Anacor Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2013.

Based on representations by Anacor Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.23(ii) | through August 9, 2018 |
| Exhibit 10.30 | through April 5, 2018 |
| Exhibit 10.31 | through July 1, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary